November 5, 2019

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delcath Systems, Inc.

Registration Statement on Form S-1, as amended

File No. 333-233396

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Delcath Systems, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-233396), as amended (the “Registration Statement”), so that the Registration Statement may become effective at 5:00 p.m., New York City time, on November 7, 2019, or as soon thereafter as practicable.

The Company hereby authorizes its counsel, Michele F. Vaillant of McCarter & English, LLP to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm effectiveness by advising our counsel, Ms. Vaillant, at (973) 639-2011.

Very truly yours,

DELCATH SYSTEMS, INC.

By:	/s/ Jennifer K.Simpson
Name: Jennifer K. Simpson
Title: President & CEO

cc:	Barbra Keck, Chief Financial Officer, Delcath Systems, Inc.

Michele Vaillant, Esq., McCarter & English, LLP

1633 Broadway, Suite 22C, New York, NY 10019|T: 212-489-2100|F: 212-489-2102